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                  Skadden, Arps, Slate, Meagher & Flom LLP
                           333 West Wacker Drive
                          Chicago, Illinois 60606

                                                              December 22, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:  Fiduciary/Claymore MLP Opportunity Fund
           Withdrawal of Registration Statement on Form 8-A
           (File No. 000-51090), filed on December 22, 2004

Ladies and Gentlemen:

     Fiduciary/Claymore MLP Opportunity Fund hereby seeks to withdraw its Registration Statement on Form 8-A (File No. 000-51090) filed on December 22, 2004.

     Should the staff have any questions regarding the foregoing, please do not hesitate to call the undersigned at (312) 407-0570.

                                        Very truly yours,

                                        /s/  Thomas A. Hale